November 29, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.   20549

Attn: Jeffrey P. Riedler, Assistant Director

In re:

Wellness Center USA, Inc.

Amendment No. 1 to Current Report on Form 8-K

Filed October 23, 2012

File No. 333-173216

Dear Mr. Riedler:

As indicated in our recent telephone conversation with Mr. Scot Foley, Wellness Center USA, Inc. (the “Company”) is presently in the process of preparing its Form 10-K for the year ended September 30, 2012 and related consolidated financial statements for the Company and its recently acquired subsidiaries.  The Company expects that its Form 10-K will include information and disclosures responsive to several of the matters raised in your November 20, 2012 comment letter including, but not limited to, comments regarding Business, Risk Factors, and Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Such information and disclosures would be incorporated in a comprehensive Form 8-KA responding to such matters as well as the balance of matters raised in your comment letter.   Because the Company’s auditor will undergo its PCAOB inspection during the week of December 3-7, 2012, it is unlikely that the Company would be able to complete and file a comprehensive Form 8-KA until just prior to the filing of the Form 10-K during the week of December 17-21, 2012.  We respectfully request an extended comment letter response period through the week of December 17-21, 2012 to provide the Company a reasonable opportunity to coordinate its filings.

As requested in the comment letter, we enclose a written statement from the Company acknowledging that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of this request and invite you to contact the undersigned with any questions you may have by telephone at (312)726-4646 or by email at rduplack@rieckcrotty.com.

       Very truly yours,

       RIECK AND CROTTY, P.C.

       /s/ Ronald P. Duplack

       Ronald P. Duplack

RPD/ss